UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Globus Medical, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

379577208
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		David C. Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	6,944,337 (1)(2)
	6	SHARED VOTING POWER	20,045,319 (2)
	7	SOLE DISPOSITIVE POWER	6,944,337 (1)(2)
	8	SHARED DISPOSITIVE POWER	20,045,319 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		26,989,656 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		29.7% (3)(4)
12	TYPE OF REPORTING PERSON		IN

(1)
Consists of (a) 4,077,901 shares of Class B common stock held directly by the reporting person, (b) 2,383,636 shares of Class B common stock held by the David C. Paul 2010 Grantor Retained Annuity Trust U/A 4/6/10, (c) 435,350 shares of Class B common stock held by the Sonali Paul Trust U/A/D 12/20/12, and (d) 47,450 shares of Class A common stock subject to options held by the reporting person that are exercisable within 60 days of December 31, 2012.

(2)
The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer's Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder's affiliates represents less than 5% of the Issuers outstanding common stock.

(3)
Based on 63,892,508 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the reporting person, plus the number of shares of Class B common stock reported on line 9 that are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(4)	Assumes conversion of all of the reporting person's Class B common stock into shares of Class A common stock.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Sonali Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	20,045,319 (5)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	20,045,319 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,045,319 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		23.9% (6)(7)
12	TYPE OF REPORTING PERSON		IN

(5)
The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer's Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder's affiliates represents less than 5% of the Issuers outstanding common stock.

(6)
Based on 63,892,508 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the reporting person, plus the number of shares of Class B common stock reported on line 9 that are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(7)	Assumes conversion of all of the reporting person's Class B common stock into shares of Class A common stock.

Item 1(a).	Name of Issuer:

Globus Medical, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2560 General Armistead Avenue Audubon, PA 19403

Item 2(a).	Name of Person Filing:

David C. Paul
Sonali Paul

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2560 General Armistead Avenue Audubon, PA 19403

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

379577208

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Ownership information is provided as of:
	(a)	Amount beneficially owned:

		(i)	David C. Paul	26,989,656 (8)(9)
		(ii)	Sonali Paul	20,045,319 (9)

	(b)	Percent of class:

		(i)	David C. Paul	29.7% (10)(11)
		(ii)	Sonali Paul	23.9% (10)(11)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

			(A) David C. Paul	6,944,337 (8)(9)
			(B) Sonali Paul	0

		(ii)	Shared power to vote or to direct the vote

			(A) David C. Paul	20,045,319 (9)
			(B) Sonali Paul	20,045,319 (9)

		(iii)	Sole power to dispose or to direct the disposition of

			(A) David C. Paul	6,944,337 (8)(9)
			(B) Sonali Paul	0

		(iv)	Shared power to dispose or to direct the disposition of

			(A) David C. Paul	20,045,319 (9)
			(B) Sonali Paul	20,045,319 (9)

(8)
Consists of (a) 4,077,901 shares of Class B common stock held directly by the reporting person, (b) 2,383,636 shares of Class B common stock held by the David C. Paul 2010 Grantor Retained Annuity Trust U/A 4/6/10, (c) 435,350 shares of Class B common stock held by the Sonali Paul Trust U/A/D 12/20/12, and (d) 47,450 shares of Class A common stock subject to options held by the reporting person that are exercisable within 60 days of December 31, 2012.

(9)
The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer's Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder's affiliates represents less than 5% of the Issuers outstanding common stock.

(10)
Based on 63,892,508 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the reporting person, plus the number of shares of Class B common stock reported in response to Item 4(a) that are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(11)	Assumes conversion of all of the reporting person's Class B common stock into shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

n/a

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2013	/s/ DAVID C. PAUL

David C. Paul

/s/ SONALI PAUL
Sonali Paul